UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

The Coast Distribution System, Inc.

(Name of Issuer)

Common Stock - $0.001 Par Value

(Title of Class of Securities)

190345 10 8

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

(Page 1 of 6 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person.
     JB Capital Partners, L.P.
     I.R.S. Identification Nos. of above persons (entities only).

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [   ]
     (b) [X]

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3.   SEC Use Only

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4.   Citizenship or Place of Organization
     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: -0-
	6. Shared Voting Power: 293,900
	7. Sole Dispositive Power: -0-
	8. Shared Dispositive Power: 293,900

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
      293,900

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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

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11. Percent of Class Represented by Amount in Row (9)
     6.6%

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12. Type of Reporting Person (See Instructions)
      PN

1.   Name of Reporting Person.
     Alan W. Weber
     I.R.S. Identification Nos. of above persons (entities only).

_____

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [   ]
     (b) [X]

_____

3.   SEC Use Only

_____

4.   Citizenship or Place of Organization
     Delaware

_____

Number of   5.   Sole Voting Power: 1,000
Shares
Beneficially   6.   Shared Voting Power: 293,900
Owned by
Each   7.   Sole Dispositive Power: 1,000
Reporting
Person With   8.   Shared Dispositive Power: 293,900

_____

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     294,900

_____

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

_____

11. Percent of Class Represented by Amount in Row (9)
     6.6%

_____

12. Type of Reporting Person (See Instructions)
      IN

_____

Item 1(a). Name Of Issuer:
The Coast Distribution System, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
350 Woodview Avenue, Morgan Hill, California 95037

Item 2(a). Name of Persons Filing:
This statement is filed by:

    (i)   JB Capital Partners, L.P., a Delaware limited partnership ("JB Capital"); and
    (ii)   Alan W. Weber, a United States citizen ("Weber").

Item 2(b). Address of Principal Business Office or, if None, Residence:
5 Evan Place
Armonk, New York 10504

Item 2(c). Citizenship:
See Item 2(a)

Item 2(d). Title of Class of Securities:
Common Stock - $0.001 Par Value (the "Common Stock")

Item 2(e). CUSIP Number
190345 10 8

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not Applicable.

Item 4. Ownership
(i) JB Capital Partners, L.P.

(a) Amount beneficially owned: 293,900
(b) Percent of class: 6.6%
(c) Number of shares as to which such person has:
    (i)   Sole power to vote or to direct the vote: 0 shares
    (ii)   Shared power to vote or to direct the vote: 293,900 shares
    (iii)   Sole power to dispose or to direct the disposition of: 0 shares
    (iv)   Shared power to dispose or to direct the disposition of: 293,900 shares

(ii)   Alan W. Weber

(a)   Amount beneficially owned: 294,900
(b)   Percent of class: 6.6%
(c)   Number of shares as to which such person has:
    (i)   Sole power to vote or to direct the vote: 1,000 shares
    (ii)   Shared power to vote or to direct the vote: 294,900
    (iii)   Sole power to dispose or to direct the disposition of: 1,000 shares
    (iv)   Shared power to dispose or to direct the disposition of: 294,900 shares

Item 5.   Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.

Item 8.   Identification and Classification of Members of the Group.
Not Applicable.

Item 9.   Notice of Dissolution of Group.
Not Applicable.

Item 10.   Certifications:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2006


/s/ Alan W. Weber
Alan W. Weber


JB Capital Partners, L.P.

By: /s/ Alan W. Weber
       Name: Alan W. Weber
       Title: General Partner